[SRZ LETTERHEAD]

July 20, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-0505

Re:	ACAP Investment Series Trust Registration Statement on Form N-1A (File numbers not assigned)

Ladies and Gentlemen:

On behalf of ACAP Investment Series Trust (the "Trust"), we are transmitting for filing with the Securities and Exchange Commission (the "Commission"), pursuant to requirements of the Investment Company Act of 1940, as amended (the "1940 Act"), the Trust's Notification of Registration on Form N-8A, and pursuant to the requirements of the 1940 Act and the Securities Act of 1933, as amended (the "1933 Act"), the Trust's Registration Statement on Form N-1A (the "Registration Statement"). This registration of the shares of the Trust relates to the offering of shares of ACAP Select Growth Fund, currently the only series of the Trust.

The Registration Statement does not include certain agreements, financial statements and other documents that are required by Form N-1A to be contained in the Registration Statement. These materials will be included in a pre-effective amendment to the Registration Statement that the Fund intends to file in the near future.

The Trust has a strategy that is similar to ACAP Strategic Fund. (File Nos. 811-22312 and 333-179747) ("Strategic Fund"), a closed-end fund, except that the Trust will operate as an open-end fund (with significantly less short sales and other leveraging transactions). The Registration Statement for Strategic Fund was last filed on February 28, 2012.

The Trust is seeking to commence its initial public offering on or about September 15, 2012. Accordingly, we would appreciate every effort the staff of the Commission could make so as to enable the Registration Statement to be declared effective on or before that date.

Please call me at 212-756-2131 with any comments on the Registration Statement or if you have any questions regarding this filing. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George M. Silfen

George M. Silfen